SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Subject Company)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler, Esq.

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Arthur Fleischer, Esq.

Peter S. Golden, Esq.

Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, NY  10004
(212) 859-8000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 9 is to amend, supplement or restate, as applicable, the information set forth in Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by International Rectifier Corporation, a Delaware corporation (the “Company”) on September 29, 2008, as amended by Amendment No. 1 and Amendment No. 2 thereto on September 30, 2008, Amendment No.3 thereto on October 2, 2008, Amendment No. 4 thereto on October 3, 2008, Amendment No. 5 and Amendment No. 6 thereto on October 6, 2008 and Amendment No. 7 and Amendment No. 8 thereto on October 7, 2008.

Item 9.                                               Exhibits.

Item 9 is hereby amended to add the following new exhibit:

Exhibit No.	Description

(a)(15)	Press release of the Company, dated October 8, 2008, titled International Rectifier Advises: Vishay Unable to Address Fundamental Concerns of IRF and Its Shareholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL RECTIFIER CORPORATION

By:	/s/ Timothy Bixler
Timothy Bixler
Vice President, General Counsel and Secretary

Dated: October 8, 2008